Press Information

June 14, 2016

Philips announces exchange ratio for 2015 dividend in shares

Amsterdam, the Netherlands – Royal Philips (NYSE:PHG, AEX:PHIA) today announced that the exchange ratio for the dividend in shares for the year 2015 has been determined. The exchange ratio is 1 new common share for every 28.9678 existing common shares. This ratio was based on the volume weighted average price on Euronext Amsterdam of June 8, 9 and 10, 2016, of EUR 23.1442 and was calculated in a manner that the gross dividend in shares is approximately equal to the gross dividend in cash.

Both the dividend in cash and the dividend in shares will be made payable to shareholders from June 15, 2016.

For 55.0 % of the shares, an election was made for a share dividend and 17,344,462 new common shares were issued, resulting in a 1.9 % dilution. Following the payment of the dividend on June 15, 2016, the total issued share capital of Philips amounts to EUR 189,694,969.80 and represents 948,474,849 ordinary shares.

For further information, please contact:

Steve Klink
Philips Group Communications
Tel.: +31 6 10888824
E-mail: steve.klink@philips.com

Vanessa Bruinsma-Kleijkers
Philips Investor Relations
Phone: +31 20 5977447
E-mail: Vanessa.Bruinsma-Kleijkers@philips.com

About Royal Philips
Royal Philips (NYSE: PHG, AEX: PHIA) is a leading health technology company focused on improving people’s health and enabling better outcomes across the health continuum from healthy living and prevention, to diagnosis, treatment and home care. Philips leverages advanced technology and deep clinical and consumer insights to deliver integrated solutions. The company is a leader in diagnostic imaging, image-guided therapy, patient monitoring and health informatics, as well as in consumer health and home care. Headquartered in the Netherlands, Philips’ health technology portfolio generated 2015 sales of EUR 16.8 billion and employs approximately 69,000 employees with sales and services in more than 100 countries. News about Philips can be found at www.philips.com/newscenter.